

December 5, 2023

Inderjit Tuli
Chief Executive Officer
Compound Real Estate Bonds, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

> **Re: Compound Real Estate Bonds, Inc.**
> **Post-Qualification Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed November 20, 2023**
> **File No. 024-11848**

Dear Inderjit Tuli:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

General

1. We note your response to our prior comment 1 and that you made sales pursuant to the offering statement after September 19, 2023, twelve months after qualification of the initial offering statement, the time period when your financial statements were stale. In this regard, we note that you filed a post-qualification amendment on August 22, 2023, which has not yet been qualified. Please consider revising your post-qualification amendment to include risk factor and contingent liability disclosures, as needed, associated with rescission rights of investors related to the gap period from the staleness date until the date you suspended sales on November 2, 2023. Refer to Rule 252(f)(2)(i) of Regulation A.

2. We note your revised disclosure that you plan to raise the interest rate from 7% to 8% on the bonds you have already issued. Please point us to a provision in your compound bond agreement that permits you to change interest rates on the issued bonds.

3. We note your disclosure on the cover page and page 52 that you plan to change the interest rate from 7% to 8% on the bonds you have already issued to investors. Please provide us an analysis as to whether you think the increase in the interest rate will result in a new bond being issued and thus constitute a new security offering. As part of your response, please also tell us how you think the subsequent offerings will fit within the Tier 2 offering limit, not to exceed $75,000,000. In addition, disclose if you will provide existing bondholders with a notice of the increased interest rate and provide them with an opportunity to object or consent to the interest rate change.

4. Please confirm that you will maintain within your website and App, a link to the current version of the offering statement that is readily accessible for investors considering a purchase of the bonds. In this regard we note that your website contains a link to the post-qualification amendment filed on September 20, 2023.

5. Please tell us if investors purchasing through your App have access to the current version of the offering statement and tell us how you plan to provide them with updated offering statements going forward.

Offering Circular Summary, page 1

6. We note your disclosure in response to our prior comment 2 and reissue in part. Please also revise your summary section to describe the potential issues regarding management's lack of experience.

Interest of Management and Others in Certain Transactions, page 50

7. We note your disclosure here that you owe $28,000 to a related party and on page 4 that "[a]s of November 10, 2023 [you have] paid approximately $90,000 in offering expenses and owe ... Affiliates an additional $28,000 for offering expenses paid on [your] behalf." Please revise your disclosure throughout to clarify the identity of the affiliates and the amount owed to each affiliate.

Consolidated Balance Sheet, page F-5

8. We note that as of December 31, 2022, you had due to related parties totaling $29,981. We also note disclosure on page 50 that you currently owe $28,000 in reimbursements to related parties. We note on page F-14 that there is no outstanding balance in your consolidated balance sheet as of June 30, 2023, and it does not appear from your consolidated statement of cash flows on page F-17 that this amount was repaid during the six months ended June 30, 2023. Please tell us and revise your filing to disclose the outstanding balance due to related parties as of June 30, 2023 and clarify whether repayment has been made.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to

Inderjit Tuli
Compound Real Estate Bonds, Inc.
December 5, 2023
Page 3

qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Shannon Davis at 202-551-6687 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Arden Anderson